UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company executed the Program in two equal tranches, the first of which was completed on October 26, 2022, and the second which was completed on February 7, 2024. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may have continued during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program were carried out on the London Stock Exchange and any other UK recognized investment exchange which was agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program are held in treasury. Between May 9, 2022 and February 7, 2024, the Company repurchased an aggregate of 20,182,863 ordinary shares under the Share Buyback Programme, which represents approximately 7% of the Company’s issued share capital at the time the programme commenced. The Company intends to update its capital return strategy in light of the expected closing of the pending merger between its Founded Entity, Karuna Therapeutics, Inc. (Nasdaq: KRTX), and Bristol Meyers Squibb (NYSE: BMY).

During the month ended February 29, 2024, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
February 1, 2024	87,581	197.26p	198.00p	194.40p
February 2, 2024	61,102	191.32p	194.40p	189.40p
February 5, 2024	67,637	190.35p	194.40p	189.00p
February 6, 2024	77,754	192.62p	195.00p	190.00p
February 7, 2024	23,059	190.25p	195.20p	188.00p

During the month ended February 29, 2024, the Company repurchased an aggregate of 317,133 Ordinary Shares. As of February 29, 2024, the Company’s issued share capital was 289,468,159 shares, 19,518,418 of which were held in treasury, resulting in total voting rights in the Company of 269,949,741 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

February 1, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5053857.html

February 2, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5055380.html

February 5, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5057001.html

February 6, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5058561.html

February 7, 2024: https://data.fca.org.uk/artefacts/NSM/RNS/5060068.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: March 4, 2024	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer